Exhibit 99.2

American Bitcoin Corp.

Condensed and Combined Balance Sheets

(in USD thousands, except share and per share data)

	Unaudited Condensed	Audited Condensed Combined
	June 30,	December 31,
	2025	2024
Assets
Current assets
Cash	$205,925	$-
Deposits and prepaid expenses	-	42,650
Derivative asset	-	18,076
Digital assets – pledged for miner purchase, current portion	-	92,389
Total current assets	205,925	153,115

Non-current assets
Digital assets – held in custody	43,322	525,236
Digital assets – pledged as collateral, less current portion	-	331,876
Property and equipment, net	116,423	43,089
Operating lease right-of-use-asset	46,475	-
Goodwill	-	53,082
Total non-current assets	206,220	953,283
Total assets	$412,145	$1,106,398

Liabilities and stockholders’ equity
Current liabilities
Accounts payable and accrued expenses	$-	$31,012
Due to Parent	16,774	-
Derivative liability	-	18,437
Income tax payable	-	889
Operating lease liability, current portion	10,923	-
Total current liabilities	27,697	50,338

Non-current liabilities
Deferred tax liabilities	6,317	40,993
Operating lease liability, less current portion	38,406	-
Total non-current liabilities	44,723	40,993
Total liabilities	$72,420	$91,331

Commitments and contingencies (Note 13)

Stockholders’ equity
Common stock, $0.0001 par value; 1,100,000,000 shares authorized as of June 30, 2025; 11,002,954 shares of Class A common stock and 50,500,000 shares of Class B common stock issued and outstanding as of June 30, 2025	6	-
Additional paid-in capital	336,288	-
Retained earnings	3,431	-
Accumulated other comprehensive loss	-	(48,347)
Former net Parent investment	-	1,063,414
Total stockholders’ equity	339,725	1,015,067
Total liabilities and stockholders’ equity	$412,145	$1,106,398

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.

Condensed and Combined Statements of Operations and Comprehensive Income (Loss)

(in USD thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2025	2024	2025	2024
Revenue	$30,285	$13,913	$42,623	$44,270

Cost of revenue (exclusive of depreciation and amortization shown below)	15,337	11,638	26,988	28,448

Operating expenses (income):
Depreciation and amortization	9,951	6,353	16,375	13,478
General and administrative expenses	3,642	7,023	18,010	18,829
Loss on sale of property and equipment	-	-	2,454	-
(Gains) losses on digital assets	(3,037)	71,842	109,357	(202,698)
Total operating expenses (income)	10,556	85,218	146,196	(170,391)
Operating income (loss)	4,392	(82,943)	(130,561)	186,213

Other income (expense):
Interest expense	-	(2,565)	-	(3,861)
Gain on derivatives	-	17,219	20,862	17,219
Total other income	-	14,654	20,862	13,358

Net income (loss) from continuing operations before taxes	4,392	(68,289)	(109,699)	199,571

Income tax (provision) benefit	(961)	8,490	12,507	(25,406)
Net income (loss) from continuing operations	3,431	(59,799)	(97,192)	174,165

Loss from discontinued operations (net of income tax benefit of nil, nil, nil and $1.6 million, respectively)	-	(1,262)	-	(4,816)

Net income (loss)	$3,431	$(61,061)	$(97,192)	$169,349

Other comprehensive (loss) income:
Foreign currency translation adjustments	-	(8,204)	4,467	(23,341)
Total comprehensive income (loss)	$3,431	$(69,265)	$(92,725)	$146,008

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.

Condensed and Combined Statements of Stockholders’ Equity

(in USD thousands, except share and per share data)

Six Months Ended June 30, 2024

			Additional	Retained Earnings	Accumulated Other		Total
	Common Stock		Paid-in	(Accumulated	Comprehensive	Former Parent	Stockholders’
	Shares	Amount	Capital	Deficit)	Income (Loss)	Net Investment	Equity
Balance, December 31, 2023	-	$-	$-	-	$10,997	$462,787	$473,784
Net income	-	-	-	-	-	230,410	230,410
Net transfers from Parent	-	-	-	-	-	7,735	7,735
Foreign currency translation adjustments	-	-	-	-	(15,137)	-	(15,137)
Balance, March 31, 2024	-	$-	$-	$-	$(4,140)	$700,932	$696,792
Net loss	-	-	-	-		(61,061)	(61,061)
Net transfers from Parent	-	-	-	-	-	(13,236)	(13,236)
Foreign currency translation adjustments	-	-	-	-	(8,204)	-	(8,204)
Balance, June 30 2024	-	$-	$-	$-	$(12,345)	$626,635	$614,290

Six Months Ended June 30, 2025

Balance, December 31, 2024	-	$-	$-	$-	$(48,347)	$1,063,414	$1,015,067
Net loss(a)	-	-	-	-	-	(100,623)	(100,623)
Net transfers from Parent	-	-	-	-	-	(798,687)	(798,687)
Foreign currency translation adjustments	-	-	-	-	4,467	-	4,467
Disposition of cumulative translation adjustment	-	-	-	-	43,880	(48,347)	(4,467)
Issuance of shares at separation	50,500,000	5	115,752	-	-	(115,757)	-
Balance, March 31, 2025	50,500,000	$5	$115,752	$-	$-	$-	$115,757
Net income	-	-	-	3,431	-	-	3,431
Contribution from Parent	-	-	5,262	-	-	-	5,262
Issuance of shares	11,002,954	1	215,274	-	-	-	215,275
Balance, June 30, 2025	61,502,954	$6	$336,288	$3,431	$-	$-	$339,725

(a)	Net loss from January 1, 2025 through March 31, 2025 is attributed to Parent as it was the sole shareholder prior to March 31, 2025.

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

American Bitcoin Corp.

Condensed and Combined Statements of Cash Flows

(in USD thousands)

	Unaudited Condensed	Unaudited Condensed Combined
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2025	2024
Operating activities
Net (loss) income	$(97,192)	$169,349
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	16,375	13,478
Non-cash lease expense	140	-
Stock-based compensation	2,145	5,092
Bitcoin mining revenue	(42,623)	(44,270)
Losses (gains) on digital assets	109,357	(202,698)
Deferred tax assets and liabilities	(18,928)	25,662
Gain on derivatives	(20,862)	-
Loss on sale of property and equipment	2,454	-
Amortization of debt discount	-	2,403
Loss on discontinued operations	-	4,816
Changes in assets and liabilities:
Due to Parent	19,488	-
Deposits and prepaid expenses	-	4,845
Income taxes payable - current	(889)	(18)
Accounts payable and accrued expenses	(13,468)	(7,251)
Net cash used in operating activities	(44,003)	(28,592)

Investing activities
Proceeds from sale of digital assets	3,429	51,318
Proceeds from sale of property and equipment	2,563	-
Purchases of property and equipment	-	(2,345)
Net cash provided by investing activities	5,992	48,973

Financing activities
Repayment from loans payable	-	(9,788)
Legal contribution of mining operations to ABTC	955,246	-
Distribution to Parent	(115,752)	-
Proceeds from issuance of shares, net of fees	205,274	-
Net Parent investment	(800,832)	(10,593)
Net cash provided by (used in) financing activities	243,936	(20,381)

Net increase in cash	205,925	-
Cash, beginning of period	-	-
Cash and restricted cash, end of period	$205,925	$-

See accompanying Notes to Unaudited Condensed and Combined Financial Statements.

Note 1. Description of business, the transactions and basis of presentation

Description of business

American Bitcoin Corp. (“ABTC”), formerly known as American Data Centers Inc., is a Bitcoin mining company that was incorporated in the state of Delaware in November 2024. On March 31, 2025, through the Transactions (as defined below), ABTC became a majority-owned subsidiary of Hut 8 Corp. (including its consolidated subsidiaries, “Parent”). ABTC did not historically operate as a standalone company. Unless otherwise indicated, ABTC’s results of operations prior to April 1, 2025, reflected herein refer to Parent’s Bitcoin mining operations, represented by the “Bitcoin mining” sub-segment of Parent’s “Compute” segment. See “Basis of presentation” below. The business of ABTC is (i) the operation of application-specific integrated circuit (“ASIC”) miners for the purpose of mining Bitcoin and (ii) the strategic accumulation of a Bitcoin reserve.

The Transactions

Transaction with American Data Centers Inc.

On March 31, 2025, Parent, American Data Centers Inc. (“ADC”), and the stockholders of ADC entered into a Contribution and Stock Purchase Agreement (the “Agreement”), pursuant to which Parent contributed to ADC substantially all of Parent’s wholly-owned ASIC miners, representing the business of ABTC, in exchange for newly issued Class B Common Stock of ADC, representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC after giving effect to the issuance (the “Transactions”). In connection with the Transactions, ADC was renamed American Bitcoin Corp. and became a majority-owned subsidiary of Parent. The Transactions did not meet the business combination criteria under FASB ASC Topic 805, Business Combinations. The net book value of the assets contributed by ABTC was $121.1 million. Parent recorded a non-cash asset contribution expense of $22.8 million related to the non-controlling interest portion of the ASIC miners that were contributed. Parent incurred $1.6 million in transaction costs related to the Transactions.

The Transactions were effectuated as follows:

On March 14, 2025, Parent created American Bitcoin Holdings LLC (“ABH”), a wholly-owned subsidiary, and on March 30, 2025, transferred substantially all of Parent’s wholly-owned ASIC miners to ABH as a transfer under common control. On March 31, 2025, under the Agreement, ABH acquired shares of Class B Common Stock of ADC representing 80% of the total and combined voting power and 80% of the issued and outstanding equity interests of ADC in exchange for ABH’s ASIC miners, representing the business of ABTC. In connection with the Transactions, ADC was renamed American Bitcoin Corp.

In connection with the Transactions, Parent and ABTC entered into a Master Services Agreement and a Master Colocation Services Agreement providing for Parent and its personnel to perform day-to-day commercial and operational management services and ASIC colocation services to ABTC, respectively, in each case on an exclusive basis for so long as such agreements remain in effect. Parent and ABTC also entered into a Shared Services Agreement, pursuant to which Parent and its personnel would provide back-office support services to ABTC.

The following table presents a reconciliation of the unaudited condensed combined balance sheet of ABTC as of March 31, 2025, prior to the effectiveness of the Transactions, and the unaudited condensed balance sheet of ABTC as of March 31, 2025, following the effectiveness Transactions:

	ABTC’s Combined Balance Sheet as of March 31, 2025	Legal Contribution	ABTC’s Balance Sheet as of March 31, 2025
Assets
Current assets
Deposits and prepaid expenses	$36,920	$(36,920)	$-
Derivative assets	21,397	(21,397)	-
Digital assets - pledged for miner purchase	79,893	(79,893)	-
Total current assets	138,210	(138,210)	-

Non-current assets
Digital assets - held in custody	597,743	(597,743)	-
Digital assets – pledged as collateral	169,608	(169,608)	-
Property and equipment, net	123,079	(1,967)	121,112
Goodwill	53,169	(53,169)	-
Total non-current assets	943,599	(822,487)	121,112
Total assets	$1,081,809	$(960,697)	$121,112

Liabilities and equity
Current liabilities
Accounts payable and accrued expenses	$108,235	$(108,235)	$-
Derivative liability	896	(896)	-
Income tax payable	19	(19)	-
Total current liabilities	109,150	(109,150)	-
Non-current liabilities
Deferred tax liability	21,103	(15,748)	5,355
Total liabilities	130,253	(124,898)	5,355
Stockholders’ equity
Parent net investment	995,436	(995,436)	-
Common Stock	-	5	5
Additional paid-in capital	-	115,752	115,752
Accumulated other comprehensive income	(43,880)	43,880	-
Total stockholders’ equity	951,556	(835,799)	115,757
Total liabilities and stockholders’ equity	$1,081,809	$(960,697)	$121,112

Transaction with Gryphon Digital Mining, Inc.

On May 9, 2025, Gryphon Digital Mining, Inc., a Delaware corporation (“Gryphon”), GDM Merger Sub I Inc., a Delaware corporation and wholly owned direct subsidiary of Gryphon (“Merger Sub Inc.”), GDM Merger Sub II LLC, a Delaware limited liability company and wholly owned direct subsidiary of Gryphon (“Merger Sub LLC”), and ABTC entered into an Agreement and Plan of Merger (the “Merger Agreement” and such transactions, the “Mergers”). Following the Mergers, Gryphon will be renamed American Bitcoin Corp. (the “Combined Company”) and ABTC’s business is expected to be the business of the Combined Company.

Following the closing of the transactions contemplated by the Merger Agreement, including the Mergers, (i) the aggregate number of shares of ABTC Class A common stock and Class B common stock issued to ABTC equity holders as consideration for the Merger is expected to represent approximately 98% of the outstanding equity interests of the Combined Company, on a fully diluted basis, and (ii) Gryphon equity holders are expected to own approximately 2.0% of the outstanding equity interests of the Combined Company, on a fully diluted basis, after their shares of Gryphon common stock are reclassified into shares of Combined Company Class A common stock.

Basis of presentation

Until the effectiveness of the Transactions on March 31, 2025, ABTC’s operations were historically operated as the “Bitcoin mining” sub-segment of Parent’s “Compute” segment and not as a standalone company. ABTC’s Condensed Combined Financial Statements, representing the historical assets, liabilities, operations and cash flows directly attributable to ABTC have been prepared on a carve-out basis through the use of a management approach from Parent’s consolidated financial statements and accounting records and are presented on a stand-alone basis as if the operations have been conducted independently from Parent. Historically, separate financial statements have not been prepared for ABTC and it has not operated as a standalone business from Parent.

Following the effectiveness of the Transactions on March 31, 2025, ABTC began operating as a standalone entity with its own accounting and financial records. ABTC’s condensed balance sheet as of June 30, 2025, reflects the assets and liabilities that ABTC directly owns or is legally obligated to satisfy post-Transactions. Following the effectiveness of the Transactions on March 31, 2025, starting April 1, 2025, ABTC’s results of operations are the results directly attributed to its standalone operations rather than the Bitcoin mining operations of Parent.

Prior to the effectiveness of the Transactions on March 31, 2025, all revenues and costs, as well as assets and liabilities directly associated with what was historically Parent’s Bitcoin mining activities were included in ABTC’s unaudited condensed and combined financial statements, including Parent’s strategic Bitcoin reserve (which remained with Parent following the effectiveness of the Transactions). Additional costs allocated to ABTC include corporate general and administrative expenses which consisted of various categories, including but not limited to: employee compensation and benefits, professional services, facilities and corporate office expenses, information technology, interest expenses, and share-based compensation. The corporate and general administrative expenses allocated were primarily based on a percentage of revenue basis that was considered to be a reasonable reflection of the utilization of the services provided or benefit received during the periods presented, depending on the nature of the service received. Management believes the assumptions underlying ABTC’s unaudited condensed and combined financial statements, including the expense methodology and resulting allocation, are reasonable for all periods presented. However, the allocations may not include all of the actual expenses that would have been incurred by ABTC and may not reflect its results of operations, financial position and cash flows had it been a standalone company during the periods presented. Actual costs that might have been incurred had ABTC been a standalone company would depend on a number of factors, including its organizational structure, what corporate functions ABTC might have performed directly or outsourced, and strategic decisions ABTC might have made in areas such as executive management, legal and other professional services, and certain corporate overhead functions. These costs also may not be indicative of the expenses that ABTC will incur in the future or would have incurred if ABTC had obtained these services from a third party.

Prior to the effectiveness of the Transactions on March 31, 2025, all intracompany transactions within ABTC have been eliminated. All intercompany transactions between ABTC and Parent are considered to be effectively settled in ABTC’s unaudited condensed and combined financial statements at the time the transactions are recorded. The total net effect of these intercompany transactions considered to be settled is reflected in the unaudited condensed and combined statement of cash flows within financing activities and in the unaudited condensed balance sheets as net Parent investment. At March 31, 2025, as described in the description of the Transactions above, the total net Parent investment has been settled.

Prior to the effectiveness of the Transactions on March 31, 2025, ABTC’s equity balance in its unaudited condensed and combined financial statements represents the excess of total liabilities over assets. Net Parent investment is primarily impacted by contributions from Parent which are the result of net funding provided by or distributed to Parent.

Prior to the effectiveness of the Transactions on March 31, 2025, cash was managed through bank accounts controlled and maintained by Parent. ABTC did not have legal ownership of any bank accounts containing cash balances prior to March 31, 2025. As such, cash held in commingled accounts with Parent is presented within net Parent investment on the unaudited condensed balance sheets. Subsequent to March 31, 2025, ABTC has set up its own legally separate bank accounts to directly settle its liabilities and to manage its own cash.

Prior to the effectiveness of the Transactions on March 31, 2025, ABTC was not a co-obligor on Parent’s third-party, long-term debt obligations nor was ABTC expected to pay any portion of Parent’s third-party, long-term debt. However, proceeds from Parent’s third-party debts were used to finance ABTC’s purchase of ASICs or directly used for Bitcoin mining-related activities and were included in ABTC’s unaudited condensed and combined financial statements. While ABTC is not a legal obligor, certain Bitcoin mining assets of ABTC were pledged as collateral as disclosed in Note 4. Following the effectiveness of the Transactions on March 31, 2025, ABTC is no longer connected to any of Parent’s third-part debt obligations.

The accompanying unaudited condensed and combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial reporting. While these statements reflect all normal recurring adjustments which are, in the opinion of management, necessary for fair presentation of the results of the interim period, they do not include all the information and footnotes required by GAAP for complete financial statements. As such, the information included in these unaudited condensed and combined financial statements should be read in conjunction with the ABTC’s combined annual financial statements for the year-ended December 31, 2024 and 2023, and related notes included therewith.

Interim results are not necessarily indicative of results for a full year.

The U.S. Dollar is the functional and presentation currency of ABTC.

Significant accounting policies followed by ABTC in the preparation of the accompanying Unaudited Condensed and Combined Financial Statements are summarized below.

Note 2. Significant accounting policies and recent accounting pronouncements

Recent accounting pronouncements

ABTC continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects ABTC’s financial reporting, ABTC undertakes a study to determine the consequences of the change to its unaudited condensed and combined financial statements and ensures that there are proper controls in place to ascertain that ABTC’s unaudited condensed and combined financial statements properly reflect the change.

In January 2025, the Financial Accounting Standards Board (“FASB”) issued Update ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2025-01 was issued to clarify the effective date for Update ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 requires public business entities to provide additional disclosures in the notes to financial statements, disaggregating specific expense categories within relevant income statement captions. The prescribed categories include purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation, depletion, and amortization related to oil-and-gas producing activities. ASU 2024-03 is effective for the first annual reporting period beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. ABTC is currently assessing the impact of adopting the standard.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”) to enhance transparency in income tax reporting. ASU 2023-09 requires public business entities to disclose more detailed information about the nature and composition of deferred tax assets and liabilities, including the impact of tax law changes on current taxes payable. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. ABTC is currently assessing the impact of adopting the standard. The adoption had no material impact to ABTC. See Note 9 for disclosures related to income taxes.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. The most significant accounting estimates inherent in the preparation of ABTC’s unaudited condensed and combined financial statements include estimates associated with revenue recognition, determining the useful lives and recoverability of long-lived assets, goodwill and digital assets, the allocation of costs to ABTC for certain corporate and shared service functions in preparing ABTC’s unaudited condensed and combined financial statements on a carve-out basis, and current and deferred income tax assets (including the associated valuation allowance) and liabilities.

Fair value measurement

ABTC’s financial assets and liabilities are accounted for in accordance with FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs when measuring fair value and classifies those inputs into three levels:

Level 1— Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2— Observable, market-based inputs, other than quoted prices included in Level 1, for the assets or liabilities either directly or indirectly.

Level 3— Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on ABTC’s market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or a liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment.

Assets and liabilities measured at fair value on a recurring basis

The following table presents information about ABTC’s assets and liabilities measured at fair value on a recurring basis and ABTC’s estimated level within the fair value hierarchy of those assets and liabilities as of June 30, 2025 and December 31, 2024.

	Fair value measured at June 30, 2025
(in USD thousands)	Total carrying value at June 30, 2025	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$43,322	$43,322	$-	$-

	Fair value measured at December 31, 2024
(in USD thousands)	Total carrying value at December 31, 2024	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Digital assets	$949,501	$949,501	$-	$-
Covered call options	(18,437)	-	(18,437)	-
Bitcoin redemption option	18,076	-	-	18,076

Digital assets are made up of $43.3 million of Bitcoin held in custody as of June 30, 2025 and $424.3 million of Bitcoin pledged as collateral for debt and for miner purchases and $525.2 million held in custody as of December 31, 2024.

In determining the fair value of its digital assets, ABTC uses quoted prices as determined by ABTC’s principal market, which is Coinbase Prime. As such, ABTC’s Digital assets were determined to be Level 1 assets. See Digital assets below for a description of ABTC’s digital asset accounting policy. In estimating the fair value of its covered call options (as defined below), ABTC uses the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the options. The expected term of the options is the contractual term of the options given the options can only be exercised on the expiry date. ABTC determined that the covered call options are Level 2 liabilities given all inputs are observable, but the options themselves are not traded in an active market. ABTC estimates the fair value of its Bitcoin redemption option using the Black-Scholes pricing model, which includes several inputs and assumptions including the market price of the underlying asset (Bitcoin), the underlying asset’s implied volatility, the risk-free interest rate, and the expected term of the redemption option. In addition, management’s assumption of the start of the redemption period, triggered by a shipment date of purchased property and equipment, is a significant unobservable input. For quantitative disclosure on the inputs used to fair value ABTC’s Bitcoin redemption option, see Note 7. Derivatives. ABTC determined that the Bitcoin redemption option is a Level 3 liability given a significant unobservable input is included in its valuation.

See the Derivatives section below for a description of ABTC’s derivative instrument accounting policy.

Assets and liabilities measured at fair value on a non-recurring basis

In addition to assets and liabilities that are measured at fair value on a recurring basis, ABTC also measures certain assets and liabilities at fair value on a non-recurring basis. ABTC’s non-financial assets, including goodwill and property and equipment, are measured at fair value when there is an indication of impairment and the carrying amount exceeds the asset’s projected undiscounted cash flows. These assets are recorded at estimated fair value only when an impairment charge is recognized. ABTC had no impairment from its continuing operations related to its non-financial assets and liabilities measured on a non-recurring basis during the six months ended June 30, 2025 and 2024. ABTC recognized approximately $3.1 million of impairment losses from its discontinued operations related to the Drumheller site’s non-financial assets and liabilities measured on a non-recurring basis during the six months ended June 30, 2024. There were no discontinued operations in the six months ended June 30, 2025. See the Impairment of long-lived assets and Goodwill accounting policies below, as well as Note 3 for further discussion.

The carrying amounts of ABTC’s financial assets and liabilities, such as accounts payable and accrued expenses, approximate fair value due to the short-term nature of these instruments. The carrying value of long-term liabilities, such as lease liabilities, approximate fair value as the related interest rates approximate rates currently available to ABTC.

Digital assets

Bitcoin, representing ABTC’s digital assets, are measured at fair value as of each reporting period. The fair value of digital assets is measured using the period-end closing price from ABTC’s principal market, which is Coinbase Prime, in accordance with ASC 820. Since the digital assets are traded on a 24-hour period, ABTC utilizes the price as of midnight UTC time, which aligns with ABTC’s Bitcoin mining revenue recognition cut-off. Changes in fair value are recognized in (Gains) losses on digital assets, in Operating expenses (income) on ABTC’s unaudited condensed and combined statement of operations and comprehensive income (loss). When ABTC sells digital assets, gains or losses from such transactions are measured as the difference between the cash proceeds and the carrying basis of the digital assets as determined on a First In-First Out basis and are also recorded within the same line item (Gains) losses on digital assets.

Digital assets received by ABTC through its revenue activities are accounted for in connection with ABTC’s revenue recognition policy disclosed below.

During the fourth quarter of 2024, Parent made the decision to change its strategic treasury policy, retaining all Bitcoin mined in its operations to increase its Bitcoin holdings. As a result of its intent to hold its Bitcoin, Parent began classifying its digital assets held as a non-current asset on its unaudited condensed balance sheet, except for certain specific use cases. Decisions to utilize the Bitcoin will be made on a case-by-case basis. Prior to the effectiveness of the Transactions on March 31, 2025, ABTC had classified certain digital assets as current on its unaudited condensed balance sheet in connection with the Bitcoin purchased and subsequently pledged to Bitmain Technologies Delaware Limited (“BITMAIN”) in connection with a Future Sales and Purchase Agreement, as amended (the “BITMAIN Purchase Agreement”), for the purchase of ASIC miners. Following the effectiveness of the Transactions on March 31, 2025, the pledged Bitcoin remains with Parent and was not part of the assets transferred to ABTC on March 31, 2025, and therefore it is not included on the unaudited combined balance sheet of ABTC as of June 30, 2025.

Leases

ABTC accounts for its leases under ASC Topic 842, Leases (“ASC 842”). Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases and are recorded on the unaudited condensed and combined balance sheets as both a right-of-use (“ROU”) asset and a lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or ABTC’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the ROU asset result in straight-line rent expense over the lease term.

Upon adoption of ASC 842, for purposes of calculating the ROU asset and lease liability, ABTC elected to combine lease and related non-lease components as permitted under ASC 842. ABTC also elected the short-term lease exception for leases having an initial term of 12 months or less. Consequently, such leases are not recorded in the unaudited condensed and combined balance sheets. ABTC recognizes rent expense from its operating leases on a straight-line basis over the lease term.

Impairment of long-lived assets

ABTC continually monitors events and changes in circumstances that could indicate that the carrying amounts of its long-lived assets, including property and equipment, may not be recoverable. When such events or changes in circumstances occur, ABTC assesses recoverability by determining whether the carrying value of such assets will be recovered through the undiscounted expected future cash flows from it. If the expected future undiscounted cash flows from the assets are less than the carrying amount of these assets, ABTC recognizes an impairment loss based on any excess of the carrying amount over the fair value of the assets.

When recognized, impairment losses related to long-lived assets to be held and used in operations are recorded as cost and expenses in ABTC’s unaudited condensed and combined statements of operations and comprehensive income (loss).

Impairment of goodwill

ABTC reviews goodwill for impairment at the reporting unit level on an annual basis during the fourth quarter of each fiscal year and in between annual tests whenever events or changes in circumstances indicate that it is more likely than not that the carrying value of a reporting unit exceeds its fair value. In performing the goodwill impairment test, ABTC first performs a qualitative assessment, which requires ABTC to consider events or circumstances, including significant changes in the manner of ABTC’s use of the acquired assets or the strategy for ABTC’s overall business, significant underperformance relative to expected historical or projected development milestones, significant negative regulatory or economic trends, and significant technological changes that could render the asset (or asset group) obsolete. If, after assessing the totality of events or circumstances, ABTC determines that it is more likely than not that the fair value of its reporting unit is greater than the carrying amounts, then the quantitative goodwill impairment test is not performed.

If the qualitative assessment indicates that the quantitative analysis should be performed, ABTC next evaluates goodwill for impairment by comparing the fair value of its reporting unit to its carrying value, including the associated goodwill. To determine the fair value, ABTC uses the equal weighting of the market approach based on comparable publicly traded companies in similar lines of businesses and the income approach based on estimated discounted future cash flows. Cash flow assumptions consider historical and forecasted revenue, operating costs and other relevant factors.

ABTC has not recorded an impairment to goodwill as of June 30, 2025.

Derivatives

ABTC accounts for the derivative contracts it enters into as follows:

Bitcoin redemption option

Parent entered into an agreement to purchase ASIC miners that includes a pledge of Bitcoin and a right to redeem the pledged Bitcoin for a certain period after the redemption period starts. The redemption period starts when the purchased ASIC miners are shipped. The amount of Bitcoin that can be redeemed is pro-rata of the percentage of ASIC miners shipped. This Bitcoin redemption option does not qualify as an accounting hedge under FASB ASC Topic 815, Derivatives and Hedging (“ASC 815”). Accordingly, ABTC carries the Bitcoin redemption option at fair value and any gains or losses are recognized in profit or loss, respectively. Because the Bitcoin redemption option remains with Parent and was not part of the assets transferred to ABTC on March 31, 2025, it is not included on the unaudited combined balance sheet of ABTC as of June 30, 2025. See Note 7 for further discussion.

Covered call options

From time to time, Parent has sold call options on Bitcoin that it owns (the “covered call options”) to generate cash flows on a portion of its Bitcoin held. These options do not qualify as accounting hedges under ASC 815. Accordingly, ABTC carries the covered call options at fair value and any gains or losses are recognized in profit or loss, respectively.

As of June 30, 2025, ABTC had not entered into a covered call options transaction.

Note 3. Discontinued Operations

On March 4, 2024, Parent announced the closure of its Drumheller, Alberta mining site after analysis of ABTC’s operations. It was determined that the profitability of the Drumheller site had been impacted significantly by various factors, including elevated energy costs and underlying voltage issues. ABTC further assessed the profitability of the site which indicated that an impairment triggering event had occurred. Accordingly, with the planned closure of the Drumheller site, the long-lived assets of the site were fully written down. This resulted in a write down of $3.1 million, which is reflected in the Loss from discontinued operations in ABTC’s unaudited condensed and consolidated statements of operations and comprehensive income (loss) for the six months ended June 30, 2024.

There is considerable management judgment necessary to determine the estimated future cash flows and fair values of ABTC’s long-lived assets, and, accordingly, actual results could vary significantly from such estimates, which fall under Level 3 within the Fair value measurement hierarchy (see Note 2 for further discussion).

The closure was completed as of December 31, 2024, and there were no discontinued operations for the six months ended June 30, 2025.

	Six Months End
	June 30
(in USD thousands)	2025	2024
Revenue	$-	$981

Cost of revenue (exclusive of depreciation and amortization shown below)	-	3,895

Operating expenses:
Depreciation and amortization	-	169
General and administrative expenses	-	217
Impairment of long-lived assets	-	3,104
Total operating expenses	-	3,490

Loss from discontinued operations before taxes	-	(6,404)

Income tax benefit (provision)	-	1,588

Net loss	$-	$(4,816)

Cash flows from Discontinued Operations	Six Months End June 30,
(in USD thousands)	2025	2024
Operating cash flows (used in) provided by discontinued operations	$-	$(3,243)

Assets and Liabilities of Discontinued Operations	June 30,
(in USD thousands)	2025	2024
Assets	$-	$-
Liabilities	-	-

ABTC recorded impairment related to the mining equipment and mining infrastructure at the Drumheller site after the decision to cease operations at the site in March 2024.

Note 4. Digital assets

The following table presents the changes in carrying amount of digital assets as of March 31, 2024, and March 31, 2025:

(in USD thousands)	Amount
Balance as of December 31, 2023	$388,131
Revenue recognized from Bitcoin mined	30,357
Revenue recognized from discontinued operations	979
Mining revenue earned in prior period received in current period	292
Carrying value of Bitcoin sold	(36,109)
Change in fair value of Bitcoin	274,540
Foreign currency translation adjustments	(9,295)
Balance as of March 31, 2024	$648,895
Revenue recognized from Bitcoin mined	13,914
Carrying value of Bitcoin sold	(15,209)
Change in fair value of Bitcoin	(71,842)
Foreign currency translation adjustments	(6,347)
Balance as of June 30, 2024	$569,411

Number of Bitcoin held as of June 30, 2024	9,102
Cost basis of Bitcoin held as of June 30, 2024	$348,213
Realized gains on the sale of Bitcoin for the six months ended June 30, 2024	$7,458

Balance as of December 31, 2024	$949,501
Revenue recognized from Bitcoin mined	12,338
Carrying value of Bitcoin sold	(3,429)
Change in fair value of Bitcoin	(112,394)
Legal contribution of mining operations to ABTC	(847,244)
Foreign currency translation adjustments	1,228
Balance as of March 31, 2025	$-
Revenue recognized from Bitcoin mined	30,285
Bitcoin contributed	10,000
Change in fair value of Bitcoin	3,037
Balance as of June 30, 2025	$43,322

Number of Bitcoin held as of June 30, 2025	404
Cost basis of Bitcoin held as of June 30, 2025	$40,285
Realized gains on the sale of Bitcoin for the six months ended June 30, 2025	$828

Digital assets are either held in segregated custody accounts for the benefit of Parent, held in segregated custody accounts under Parent’s ownership and pledged as collateral under a borrowing arrangement or in connection with covered call options sold, or held by BITMAIN for the Bitcoin pledged in connection with the BITMAIN Purchase Agreement, as amended, for ASIC miner purchases from them. As discussed in Note 1, Parent contributed only ASIC miners as part of the Transactions. As a result, the entire strategic Bitcoin reserve remained with Parent following the effectiveness of the Transactions. During the three months ended June 30, 2025, ABTC mined its own Bitcoin. The details of the digital assets are as follows:

	Amount		Number of digital assets
(in USD thousands)	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Current
Bitcoin held in custody	$-	$-	-	-
Other digital assets held in custody	-	-	-	-
Total current digital assets held in custody	-		-

Bitcoin pledged for miner purchase	-	92,389	-	968
Total current digital assets pledged for miner purchase	-	92,389	-	968

Non-current
Bitcoin held in custody	43,322	525,236	404	5,648
Total non-current digital assets – held in custody	$43,322	$525,236	404	5,648

Bitcoin pledged as collateral	-	331,876	-	3,555
Total non-current digital assets – pledged as collateral	-	331,876	-	3,555

Total digital assets	$43,322	$949,501	404	10,171

In November 2024, Parent entered into the BITMAIN Purchase Agreement to purchase approximately 30,000 BITMAIN Antminer S21+ ASIC miners. In December 2024, in connection with the BITMAIN Purchase Agreement, Parent completed its Bitcoin pledge by depositing 968 Bitcoin into a segregated wallet with BITMAIN, which was originally subject to a three-month redemption right from the shipment date of the purchased ASIC miners, whereby Parent has the option to repurchase, with cash, the pledged Bitcoin at a mutually agreed upon fixed price. If Parent does not exercise this right within the redemption period, BITMAIN will retain full ownership of the pledged Bitcoin as consideration for the purchased ASIC miners.

As of March 31, 2025, Parent had pledged 968 Bitcoin with a fair value of $79.9 million, classified as Digital assets – pledged for miner purchase under current assets on its unaudited condensed consolidated balance sheet. A corresponding liability of $100.9 million was recorded under Miner purchase liability under current liabilities on ABTC’s unaudited condensed balance sheet prior to the effectiveness of the Transactions, reflecting Parent’s obligation to either redeem the pledged Bitcoin for cash or put it towards the purchase of ASIC miners by not redeeming the pledged Bitcoin at the end of the redemption period.

In accordance with FASB ASC Topic 610-20, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets, ABTC assessed the transfer of nonfinancial assets, Bitcoin, under FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). Specifically, ABTC noted that the Bitcoin pledged to BITMAIN under the BITMAIN Purchase Agreement constitutes a repurchase agreement under ASC 606. As a result, the Bitcoin was not derecognized upon transfer as Parent retains a repurchase option. ABTC recorded a Bitcoin redemption right derivative asset with an initial fair value of $15.1 million. See Note 7 for further information on this derivative asset.

Due to the redemption right and ABTC’s continued economic exposure to the Bitcoin, the pledged Bitcoin is separately classified as Digital assets – pledged for miner purchase on the unaudited condensed consolidated balance sheet, which represents restricted Bitcoin as of December 31, 2024. Because the pledged Bitcoin remains with Parent and was not part of the assets transferred to ABTC on March 31, 2025, it is not included on the unaudited combined balance sheet of ABTC as of June 30, 2025.

Starting April 1, 2025, following the effectiveness of the Transactions, ABTC began to accumulate its own strategic Bitcoin reserve. ABTC mined its own Bitcoin, totaling 404 Bitcoin as of June 30, 2025.

During the period from July 1, 2025 to August 6, 2025, ABTC purchased approximately 1,726 Bitcoin for $205.6 million, at a weighted average price of approximately $119,120 per Bitcoin, to further expand its strategic Bitcoin reserve.

On August 5, 2025, ABTC entered into the ABTC BITMAIN Purchase Agreement (as defined below) with Bitmain Technologies Georgia Limited (“BITMAIN Georgia”) and concurrently purchased 16,299 of the BITMAIN Miners, representing a total of approximately 14.02 EH/s, for a total purchase price of approximately $314.0 million, paid through the pledge of approximately 2,234 Bitcoin. ABTC must purchase approximately 981 additional BITMAIN Miners on or before October 5, 2025, which may be purchased with cash and/or by pledging additional Bitcoin. The Bitcoin pledged under the ABTC BITMAIN Purchase Agreement has a redemption period of 24 months from each pledge date. See Note 11 below for further detail.

Note 5. Property and equipment, net

The components of property and equipment were as follows:

(in USD thousands)	June 30, 2025	December 31, 2024
Miners and mining equipment	$163,623	$74,230
Less: Accumulated depreciation	(47,200)	(31,141)
Total property and equipment, net	$116,423	$43,089

Depreciation and amortization expense related to property and equipment was $10.0 million and $6.4 million for the three months ended June 30, 2025 and June 30, 2024, respectively.

Depreciation and amortization expense related to property and equipment was $16.3 million and $13.4 million for the six months ended June 30, 2025 and June 30, 2024, respectively.

Note 6. Deposits and prepaid expenses

The components of deposits and prepaid expenses are as follows:

(in USD thousands)	June 30, 2025	December 31, 2024
Deposits for miners	$-	$31,951
Prepaid insurance	-	135
Prepaid electricity	-	10,564
Total deposits and prepaid expenses	$-	$42,650

Note 7. Derivatives

The following table presents the ABTC’s unaudited condensed balance sheets classification of derivatives carried at fair value:

(in USD thousands)	Balance	June 30, 2025		December 31, 2024
Derivative	Sheet Line	Asset	Liability	Asset	Liability
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Derivative asset	$-	$-	$18,076	$-
Covered call options	Derivative liability	-	-	-	18,437

Total derivatives	$-	$-	$18,076	$18,437

The following table presents the effect of derivatives on ABTC’s unaudited condensed and combined statements of operations and comprehensive (loss) income:

(in USD thousands)	Statement of	Six Months Ended		Three Months Ended
Derivative	Operations Line	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Derivatives not designated as hedging instruments:
Bitcoin redemption option	Gain on derivatives	$-	$-	$-	$-
Covered call options	Gain on derivatives	-	17,219	-	17,219
Total derivatives		$-	$17,219	$-	$17,219

Bitcoin redemption option

During December 2024, Parent pledged approximately 968 Bitcoin to BITMAIN in connection with a purchase of approximately 30,000 BITMAIN Antminer S21+ ASIC miners pursuant to the BITMAIN Purchase Agreement. Parent has the option to redeem the pledged Bitcoin at a mutually agreed upon price, during a redemption period that started on the shipment date of the purchased ASIC miners and originally ended three months thereafter. During the six months ended June 30, 2025, Parent amended the redemption period to end during the quarter ending September 30, 2025. In August 2025, Parent amended the redemption period to end during the quarter ending December 31, 2025. ABTC accounted for this Bitcoin redemption option as a Level 3 derivative asset as of December 31, 2024, due to a significant unobservable input included in the fair value estimate of the Bitcoin redemption option, which was the estimated shipment date of the purchased ASIC miners. After the Transactions were effectuated on March 31, 2025, ABTC no longer recorded the Bitcoin pledged by Parent.

The following table provides a summary of activity and change in fair value of the Bitcoin redemption option (previously a Level 3 derivative asset):

Six Months Ended
(in USD thousands)	June 30, 2025
Balance, beginning of period	$18,076
Transfer out of Level 3 (1)	(18,076)
Balance, end of period	$-

(1)	The Bitcoin redemption option was transferred out of Level 3 due to changes in the observability of inputs used in the valuation and retained by the Parent after the effectiveness of Transactions.

Covered call options

During October 2024, Parent sold covered call options on 2,000 Bitcoin notional for proceeds of $2.9 million to generate cash flow on a portion of its digital assets. During November 2024, Parent rolled these call options into new call options with the same Bitcoin notional. Parent achieved this roll by exchanging its previous call options sold for new call options. Parent has pledged Bitcoin as collateral with one of its Bitcoin custodians in a quantity equal to the notional amount for these covered call options sold. The collateral continues to be pledged in the same manner after the roll. The covered call options exchanged in the roll are only exercisable upon the date of expiry, are automatically exercised if the underlying reference price was greater than the strike price of the call option, and are settled with delivery of the underlying Bitcoin. The reference price of the original covered call options was the BRR at 4:00pm London time for a given date and the reference price for the new call options is the Coinbase Prime Bitcoin price quoted in U.S. Dollars at 4:00pm London time for a given date. The covered call options were carried at fair value and were Level 2 liabilities as noted in Note 2. During the six months ended June 30, 2025, covered call options on 1,500 Bitcoin notional expired with the underlying reference price below their strike price and ABTC recorded a realized gain of $12.1 million. As of June 30, 2025, ABTC had no outstanding covered call options.

Note 8. Leases

As further discussed in Note 11, on March 31, 2025, in connection with the Transactions, ABTC entered into a Master Colocation Services Agreement and Master Managed Services Agreement with Parent. Under the two agreements, Parent provides ABTC with colocation, hosting, management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations located at Parent’s facilities. All of ABTC’s Bitcoin miners are located at Parent’s facilities. ABTC has determined that it has embedded operating leases at two of the facilities governed by this arrangement and has elected to combine lease and non-lease components as permitted under ASC 842. A third facility governed by this arrangement includes payments that are variable and therefore expensed as incurred.

The following table shows the ROU assets and lease liabilities as of June 30, 2025 and December 31, 2024:

(in USD thousands)	June 30, 2025	December 31, 2024
ROU assets
Operating leases	$46,475	$-
Total ROU assets	$46,475	$-

Lease liabilities
Operating leases	$49,329	$-
Total lease liabilities	$49,329	$-

ABTC’s lease costs are comprised of the following:

	Three Months Ended		Six Months Ended
(in USD thousands)	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Operating lease cost	$2,714	$-	$2,714	$-
Variable lease cost	11,694	-	11,694	-
Total lease expense	$14,408	$-	$14,408	$-

The following table presents supplemental lease information:

Six Months Ended
(in USD thousands)	June 30, 2025	June 30, 2024
Operating cash outflows - operating leases	$-	$-

	Six Months Ended
	June 30, 2025	June 30, 2024
Weighted-average remaining lease term - operating leases (in years)	4.75	-
Weighted-average discount rate(1) – operating leases	6.42%	-%

(1)	ABTC’s operating leases do not provide an implicit rate, therefore ABTC uses the incremental borrowing rate at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate represents an estimate of the interest rate ABTC would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis for similar assets over the term of the lease.

The following table presents ABTC’s future minimum operating lease payments as of June 30, 2025:

Operating
(in USD thousands)	Leases
Remainder of 2025	$8,142
2026	11,059
2027	11,338
2028	11,624
2029	11,919
Thereafter	2,998
Total undiscounted lease payments	57,080
Less present value discount	(7,751)
Present value of operating lease liabilities	$49,329

Note 9. Income taxes

In general, ABTC determines its quarterly provision for income taxes by applying an estimated annual effective tax rate, which is based on expected annual income or loss and statutory tax rates in the various jurisdictions in which ABTC operates. Certain discrete items are separately recognized in the quarter in which they occur and can be a source of variability on the effective tax rates from quarter to quarter. ABTC’s effective tax rate may change based on recurring and non-recurring factors, including the geographical mix of earnings or losses, enacted tax legislation, and state and local income taxes. Each quarter, a cumulative adjustment is recorded for any fluctuations in the estimated annual effective tax rate as compared to the prior quarter.

For the three months ended June 30, 2025, ABTC’s income tax expense and effective tax rate were $1.0 million and 21.9%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to a non-taxable portion of gains on digital assets, subpart F income, and a change in valuation allowance. For the three months ended June 30, 2024, ABTC’s income tax benefit and effective tax rate were $8.5 million and 12.4%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to a non-taxable portion of gains on digital assets, subpart F income, state income taxes, and a change in valuation allowance.

For the six months ended June 30, 2025, ABTC’s income tax benefit and effective tax rate were $12.5 million and 11.4%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to a non-taxable portion of gains on digital assets, subpart F income, and a change in valuation allowance. For the six months ended June 30, 2024, ABTC’s income tax expense and effective tax rate were $25.4 million and 12.8%, respectively. This rate differed from the statutory federal income tax rate of 21.0% primarily due to subpart F income, non-taxable portion of gains on digital assets, and a change in valuation allowance.

ABTC is subject to U.S. federal income taxes as well as income taxes in various state jurisdictions and in Canada.

Note 10. Concentrations

The only digital asset mined during the six months ended June 30, 2025 and 2024, has been Bitcoin. Therefore, 100% of ABTC’s revenue is related to one digital asset. Parent used two mining pool operators during the three and six months ended June 30, 2025 and June 30, 2024.

Note 11. Related party transactions

Parties are considered related to ABTC if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with ABTC. This includes equity method investment entities. Related parties also include principal owners of ABTC, its management, members of the immediate families of principal owners of ABTC and its management and other parties with which ABTC may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. ABTC discloses all known related party transactions.

Cost Allocations from Parent

Prior to the effectiveness of the Transactions on March 31, 2025, Parent provided significant support functions to ABTC, which did not operate as a standalone business. The unaudited combined and condensed financial statements reflect an allocation of these costs. Allocated costs included in cost of revenue relate to support primarily consisting of electricity, facilities, repairs and maintenance, and labor and are predominantly allocated based on revenue. Allocated costs included in general and administrative expenses primarily relate to finance, human resources, benefits administration, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on a percentage of revenue. See Note 1 for a discussion of these costs and the methodology used to allocate them.

Master Colocation Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Master Colocation Services Agreement with Parent (the “MCSA”). The MCSA and the service orders under the MCSA provide for Parent to provide ABTC with colocation and hosting services for ABTC-owned Bitcoin miners at Parent-owned or leased facilities, on specific terms set forth in service orders to the MCSA.

Under the terms of the MCSA, ABTC pays to Parent fees generally consisting of a monthly recurring charge, as set forth in each service order, plus 100% of the costs, fees, disbursements and expenses paid or incurred by Parent in connection with the use, operation, maintenance and of the relevant facility (including costs related to the delivery of contracted power) and any installation charges, non-recurring costs or amounts for additional services incurred during the term of the applicable service order. For the three months ended June 30, 2025 and 2024, fees and expenses billed by Parent related to the MCSA were $14.4 million and nil, respectively. For the six months ended June 30, 2025 and 2024, fees expenses billed by Parent related to the MCSA were $14.4 million and nil, respectively.

Master Management Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Master Management Services Agreement with Parent (the “MMSA”). The MMSA and the service orders under the MMSA provide for Parent to provide ABTC with management, oversight, strategy, compliance, operational and other services for its Bitcoin mining operations hosted at Parent’s facilities under the MCSA.

Under the terms of the MMSA, ABTC pays to Parent service fees generally consisting of a fixed fee, payable monthly, for general management, operational, compliance and other services, plus a monthly fee equal to 100% of specified “pass-through costs” incurred during the term of the applicable service order, including costs and expenses incurred by or on behalf of Parent for labor, maintenance, repairs and infrastructure expenses and the provision of services by third parties. For the three months ended June 30, 2025 and 2024, fees and expenses billed by Parent related to the MMSA were $1.5 million and nil, respectively. For the six months ended June 30, 2025 and 2024, fees and expenses billed by Parent related to the MMSA were $1.5 million and nil, respectively.

Shared Services Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into a Services Agreement with Parent (the “Shared Services Agreement”), pursuant to which Parent agreed to provide back-office support services to ABTC, including accounting and financial reporting, HR support, payroll, benefits, IT support and management, legal and compliance and vendor management services. Under the terms of the Shared Services Agreement, ABTC pays Parent a monthly fee equal to the fully allocated cost, determined on a “pass through” basis, to Parent for providing services under the Shared Services Agreement. For the three months ended June 30, 2025 and 2024, fees and expenses billed by Parent related to the Shared Services Agreement were $1.8 million and nil, respectively. For the six months ended June 30, 2025 and 2024, fees and expenses billed by Parent related to the Shared Services Agreement were $1.8 million and nil, respectively.

Put Option Agreement

On March 31, 2025, in connection with the Transactions, ABTC entered into the Put Option Agreement with Parent (the “Put Option Agreement”), pursuant to which Parent has the right to sell to ABTC any ASIC Bitcoin miners purchased by Parent under an agreement between BITMAIN Georgia and Parent. Parent’s agreement with BITMAIN Georgia, in turn, provides for Parent’s right to purchase from BITMAIN Georgia up to approximately 17,280 Bitmain U3S21EXPH Bitcoin miners for a maximum aggregate purchase price of approximately $320.0 million, not including any applicable tariffs, duties or similar charges.

Under the terms of the Put Option Agreement, Parent has the right to cause ABTC, at any time and from time to time ending on the 30th day following the termination of the purchase option period under Parent’s agreement with BITMAIN Georgia and the delivery of all Bitcoin miners purchased by Parent thereunder, to purchase all or any amount of the Bitcoin miners, at the same per-unit price as is paid to BITMAIN Georgia and without any additional markup, premium or administrative charge thereon, subject to specified exceptions in the event that ABTC does not (at any time Parent’s put right is exercised) have sufficient legally available funds to pay the applicable purchase price.

On August 5, 2025, pursuant to the Put Option Agreement, Parent assigned its option to purchase the Bitmain Miners to ABTC. ABTC exercised the option on August 5, 2025 and entered into an On-Rack Sales and Purchase Agreement (the “ABTC BITMAIN Purchase Agreement”) with BITMAIN Georgia to purchase up to approximately 17,280 BITMAIN Antminer U3S21EXPH ASIC miners (collectively, the “BITMAIN Miners”) in one or more tranches, representing a total of approximately 14.86 exahash per second (“EH/s”), for a total purchase price of up to approximately $319.5 million (subject to adjustments, offsets and costs as set forth in the ABTC BITMAIN Purchase Agreement). Concurrently with the signing of the ABTC BITMAIN Purchase Agreement, ABTC purchased 16,299 BITMAIN Miners, representing a total of approximately 14.02 EH/s, for a total purchase price of approximately $314.0 million, paid through the pledge of approximately 2,234 Bitcoin at a mutually agreed upon fixed price. Such purchase price was reduced by the application of a deposit and certain expenses of approximately $46.0 million previously paid to BITMAIN Georgia by Parent and which ABTC must repay to Parent on or prior to December 31, 2025. The remaining BITMAIN Miners must be purchased by ABTC within two months of entering into the ABTC BITMAIN Purchase Agreement by paying cash and/or pledging additional Bitcoin. The Bitcoin pledged under the ABTC BITMAIN Purchase Agreement has a redemption period of 24 months from each pledge date.

Note 12. Stockholders’ equity

Net Parent Investment

The net transfers to and from the Parent, as discussed above in Note 1, were as follows:

	Six Months Ended June 30,
(in USD thousands)	2025	2024
Cash pooling and general financing activities	$20,599	$(30,822)
Corporate allocations	14,368	20,229
Legal contribution of mining operations to ABTC	(951,556)	-
Distribution to Parent	115,757	-
Net transfers from Parent per Condensed and Combined Statements of Cash Flows	(800,832)	(10,593)
Stock based compensation funded by Parent	2,145	5,092
Net transfers from Parent per Condensed and Combined Statements of Stockholders’ Equity	$(798,687)	$(5,501)

Authorized shares

As of June 30, 2025, ABTC has 1,100,000,000 shares of common stock authorized, par value $0.0001 per share.

Common Stock Purchase Agreement

During the six months ended June 30, 2025, ABTC entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) for a private placement (the “Private Placement”) with certain accredited investors (collectively, the “Purchasers”). Pursuant to the Purchase Agreement, ABTC agreed to sell and issue to the Purchasers shares of its Class A common stock, par value $0.0001 per share (the “Class A Shares”), for gross proceeds of $200.0 million (up to maximum gross proceeds of $250.0 million to satisfy oversubscriptions). The closing of the Private Placement occurred on June 27, 2025. At the closing, ABTC sold and issued 11,002,954 Class A Shares for aggregate gross proceeds in cash and Bitcoin (as described below) of $220.1 million, and aggregate net proceeds of approximately $215.3 million after deducting certain fees and expenses incurred in connection with the Private Placement, including aggregate commissions of $4.8 million.

$10.0 million worth of Class A Shares were sold for consideration of Bitcoin in lieu of cash at an exchange rate of one Bitcoin to $104,000. ABTC recorded the net proceeds of $215.3 million to additional paid-in capital.

Contribution from Parent

During the period ended June 30, 2025, in connection with the Transactions, ABTC received $5.3 million of Bitcoin miners from Parent subsequent to March 31, 2025. The transaction was accounted for as a contribution from Parent and reflected within additional paid-in capital at the carrying value as a transfer under common control within the unaudited condensed balance sheets.

Accumulated other comprehensive loss

The changes in accumulated other comprehensive loss, net of tax, for the six months ended June 30, 2025, were as follows:

(in USD thousands)	Amount
Cumulative foreign currency translation adjustment loss as of December 31, 2024	$(48,347)
Foreign currency translation adjustment	4,467
Disposition of cumulative translation adjustment	43,880
Cumulative foreign currency translation adjustment loss as of June 30, 2025	$-

Note 13. Commitments and contingencies

ABTC BITMAIN Purchase Agreement

In August 2025, ABTC entered into the ABTC BITMAIN Purchase Agreement which includes the following financial commitments: a Bitcoin redemption option, recognized as a derivative asset under ASC 815, measured at fair value at each reporting period, a Miner purchase liability representing a commitment to settle the obligation in cash if the redemption right is exercised before expiration, and a derecognition of Digital assets – pledged for miner purchase if the redemption right is not exercised. See Note 4. Digital assets for further information on the ABTC BITMAIN Purchase Agreement.

Legal and regulatory matters

ABTC is subject at times to various claims, lawsuits, and governmental proceedings relating to ABTC’s business and transactions arising in the ordinary course of business. ABTC cannot predict the final outcome of such proceedings. Where appropriate, ABTC vigorously defends such claims, lawsuits, and proceedings. Some of these claims, lawsuits, and proceedings seek damages, including consequential, exemplary, or punitive damages, in amounts that could, if awarded, be significant. Certain of the claims, lawsuits, and proceedings arising in ordinary course of business are covered by ABTC’s insurance program. ABTC maintains property and various types of liability insurance in an effort to protect ABTC from such claims. In terms of any matters where there is no insurance coverage available to ABTC, or where coverage is available and ABTC maintains a retention or deductible associated with such insurance or elects not to purchase such insurance, ABTC may establish an accrual for such loss, retention, or deductible based on current available information. In accordance with accounting guidance, if it is probable that an asset has been impaired or a liability has been incurred as of the date of the financial statements and the amount of loss is reasonably estimable, then an accrual for the cost to resolve or settle these claims is recorded by ABTC in the accompanying unaudited condensed balance sheet. If it is reasonably possible that an asset may be impaired as of the date of the financial statement, then ABTC discloses the range of possible loss. Expenses related to the defense of such claims are recorded by ABTC as incurred and included in the accompanying Condensed Combined Statements of Operations and Comprehensive (Loss) Income. Management, with the assistance of outside counsel, may from time to time adjust such accruals according to new developments in the matter, court rulings, or changes in the strategy affecting ABTC’s defense of such matters. On the basis of current information, ABTC does not believe there is a reasonable possibility that any material loss will result from any claims, lawsuits, and proceedings to which ABTC is subject to either individually or in the aggregate.

Note 14. Subsequent events

ABTC has completed an evaluation of all subsequent events after the balance sheet date up to the date that the unaudited condensed and combined financial statements were available to be issued. Except for the events that occurred after June 30, 2025, disclosed above, ABTC has concluded no other subsequent events have occurred that require disclosure.